UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

X4 Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

98420X103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103	13G	Page 2 of 12

1	Names of reporting persons Bain Capital Life Sciences Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 12,202,510 shares of Common Stock (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 12,202,510 shares of Common Stock (1)

9	Aggregate amount beneficially owned by each reporting person 12,202,510 shares of Common Stock (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.99% (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) Bain Capital Life Sciences Fund II, L.P. held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIP Life Sciences Associates, LP held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco, LP held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco, LP held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock. As a result of the Beneficial Ownership Blockers (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 98420X103	13G	Page 3 of 12

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) Bain Capital Life Sciences Fund II, L.P. held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIP Life Sciences Associates, LP held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco, LP held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco, LP held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 98420X103	13G	Page 4 of 12

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) Bain Capital Life Sciences Fund II, L.P. held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIP Life Sciences Associates, LP held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco, LP held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco, LP held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 98420X103	13G	Page 5 of 12

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) Bain Capital Life Sciences Fund II, L.P. held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIP Life Sciences Associates, LP held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco, LP held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco, LP held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 98420X103	13G	Page 6 of 12

1	Names of reporting persons BCLS I Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power (1)
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power (1)

9	Aggregate amount beneficially owned by each reporting person (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) (1)
12	Type of reporting person PN

(1)

As of the close of business on December 31, 2022, (i) Bain Capital Life Sciences Fund, L.P. held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) Bain Capital Life Sciences Fund II, L.P. held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIP Life Sciences Associates, LP held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco, LP held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco, LP held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock. As a result of the Beneficial Ownership Blockers, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock calculated as described herein as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

CUSIP No. 98420X103	13G	Page 7 of 12

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is X4 Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 61 North Beacon Street, 4th Floor, Boston, Massachusetts 02134.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund I”), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership (“BCLS Fund II”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco”), and BCLS I Investco, LP, a Delaware limited partnership (“BCLS I Investco” and, together with BCLS Fund I, BCLS Fund II, BCIPLS and BCLS II Investco, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), is (i) the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership (“BCLSP”), which is the general partner of BCLS Fund I and (ii) the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company (“BCLSI II”), which is the general partner of BCLS Fund II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), whose manager is BCLS Fund II, is the general partner of BCLS II Investco.

BCLS I Investco GP, LLC, a Delaware limited liability company (“BCLS I Investco GP” and, together with the Reporting Persons, BCLSI, BCLSP, BCLSI II, Boylston and BCLS II Investco GP, the “Bain Capital Life Sciences Entities”), whose manager is BCLS Fund I, is the general partner of BCLS I Investco.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

CUSIP No. 98420X103	13G	Page 8 of 12

Item 2(c). Citizenship

BCLS Fund I, BCLS Fund II, BCLSP and BCLSI II are organized under the laws of the Cayman Islands. BCIPLS, BCLS II Investco, BCLS I Investco, BCLSI, Boylston, BCLS II Investco GP and BCLS I Investco GP are organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number

The CUSIP number of the Common Stock is 98420X103.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2022, (i) BCLS Fund I held 566,966 shares of Common Stock and pre-funded warrants to purchase 566,966 shares of Common Stock; (ii) BCLS Fund II held 1,332,276 shares of Common Stock and pre-funded warrants to purchase 601,714 shares of Common Stock; (iii) BCIPLS held 220,298 shares of Common Stock and pre-funded warrants to purchase 131,320 shares of Common Stock; (iv) BCLS II Investco held 6,948,620 shares of Common Stock, warrants to purchase 6,448,689 shares of Common Stock, Class C Warrants to purchase 2,064,561 shares of Common Stock and pre-funded warrants to purchase 7,303,890 shares of Common Stock; and (v) BCLS I Investco held 2,522,176 shares of Common Stock, warrants to purchase 2,688,998 shares of Common Stock, Class C Warrants to purchase 860,888 shares of Common Stock and pre-funded warrants to purchase 1,888,599 shares of Common Stock.

CUSIP No. 98420X103	13G	Page 9 of 12

The Reporting Persons are (i) prohibited from exercising warrants to purchase Common Stock or pre-funded warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise and (ii) prohibited from exercising Class C Warrants to purchase Common Stock if, as a result of such exercise, the Reporting Persons would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (collectively, the “Beneficial Ownership Blockers”). Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described herein, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding shares of Common Stock, representing 12,202,510 shares of Common Stock as of December 31, 2022.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 69,235,074 shares of Common Stock issued and outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, (ii) the issuance of 52,300,000 shares of Common Stock by the Issuer on December 9, 2022, as reported in the prospectus filed with the Securities and Exchange Commission on December 9, 2022 and (ii) 612,174 shares of Common Stock to be issued upon the exercise of warrants and pre-funded warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blockers.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

See Item 4(a) hereof

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) hereof

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 98420X103	13G	Page 10 of 12

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 98420X103	13G	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2023

Bain Capital Life Sciences Fund, L.P.

By:	Bain Capital Life Sciences Partners, LP, its general partner

By:	Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Partner

Bain Capital Life Sciences Fund II, L.P.

By:	Bain Capital Life Sciences Investors II, LLC, its general partner

By:	Bain Capital Life Sciences Investors, LLC, its manager

By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Partner

BCIP Life Sciences Associates, LP

By:	Boylston Coinvestors, LLC, its general partner

By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Authorized Signatory

BCLS II Investco, LP

By:	BCLS II Investco (GP), LLC, its general partner

By:	Bain Capital Life Sciences Fund II, L.P., its manager

By:	Bain Capital Life Sciences Investors II, LLC, its general partner

By:	Bain Capital Life Sciences Investors, LLC, its manager

By:	/s/ Andrew Hack
	Name:	Andrew Hack
	Title:	Partner

CUSIP No. 98420X103	13G	Page 12 of 12

BCLS I Investco, LP

By:	BCLS I Investco GP, LLC,
its general partner

By:	Bain Capital Life Sciences Fund, L.P.,
its manager

By:	Bain Capital Life Sciences Partners, LP,
its general partner

By:	Bain Capital Life Sciences Investors, LLC,
its general partner

By:	/s/ Andrew Hack
	Name:	Andrew Hack
	Title:	Partner